# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arxis, Inc., CIK 0002093536
CUSIP: 04339D105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1332 BLUE HILLS AVE, BLOOMFIELD, Connecticut (CT), 06002
Date of event which requires filing of this statement: 8/17/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002155815

## Reporting persons
- Gerald W. Simonson Revocable Trust Agreement Dated May 12, 2016 as amended: type of reporting person: other (OO); citizenship or place of organization: Minnesota (MN); sole voting power 6,627,543; shared voting power 0; sole dispositive power 6,627,543; shared dispositive power 0; aggregate amount beneficially owned 6,627,543 (8.6% of the class)

## Item 1. Issuer
Name of issuer: Arxis, Inc.
Address of issuer's principal executive offices: 1332 BLUE HILLS AVE, BLOOMFIELD, CONNECTICUT, 06002.

## Item 2. Person Filing
Name of person filing: Gerald W. Simonson Revocable Trust Agreement dated May 12, 2016, as amended
Address of principal business office or, if none, residence: 5813 Jeff Place, Edina, Minnesota 55436
Citizenship: Minnesota (place of organization of the Trust)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,627,543 shares of Class A Common Stock
Percent of class: 8.6%
Sole power to vote or to direct the vote: 6,627,543
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,627,543
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Gerald W. Simonson Revocable Trust Agreement Dated May 12, 2016 as amended: /s/ Gerald Wallace Simonson, Gerald Wallace Simonson as Trustee of Gerald W. Simonson Revocable Trust Agreement dated May 12, 2016, as amended (09/15/2026)